Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expensed, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense.

	Three Months Ended March 31,			Year Ended December 31,
	Historical		Pro Forma		Historical
	2007	2006	2007	2006	2006	2005	2004	2003	2002
				(Dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$29,406	$19,997	$28,513	$116,990	$99,388	$43,623	$26,539	$8,190	$4,677
Fixed charges	15,545	10,045	23,798	94,202	43,728	29,919	21,183	15,775	5,782
Total earnings	44,951	30,042	52,311	211,192	143,116	73,542	47,722	23,965	10,459

Fixed charges:
Interest expense, including amortized premuims, discounts and capitalized expenses related to indebtedness	14,386	9,208	22,344	88,995	40,307	27,056	18,964	14,778	5,564
Interest component of rental expense	1,159	837	1,454	5,207	3,421	2,863	2,219	997	218

Total fixed charges	$15,545	$10,045	$23,798	$94,202	$43,728	$29,919	$21,183	$15,775	$5,782
Ratio of historical earnings to fixed charges	2.89x	2.99x	2.20x	2.24x	3.27x	2.46x	2.25x	1.52x	1.81x